FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND FIRST HALF 2008

ATHENS, GREECE, August 12, 2008 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced the unaudited interim consolidated condensed financial and operating results for the quarter and first half ended June 30, 2008.

Financial Highlights:

Second Quarter 2008

•

The Company reported net income of $31.57 million for the second quarter of 2008 compared to net income of $0.58 million for the second quarter of 2007.

•

Voyage and time charter revenues were $ 59.23 million for the second quarter of 2008.  This figure includes revenues of $17.05 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the second quarter of 2008 were $0.62 and $0.56, respectively.  These figures are based on a weighted average of 50,963,213 shares outstanding, basic and on a weighted average of 56,047,237 shares outstanding, diluted in the second quarter of 2008.

First Half 2008

•

The Company reported net income of $48.29 million for the first half of 2008 compared to net income of $0.85 million for the first half of 2007.

•

Voyage and time charter revenues were $ 100.92 million for the first half of 2008.  This figure includes revenues of $34.92 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the six months ended June 30, 2008 were $1.01 and $0.91, respectively.  These figures are based on a weighted average of 47,855,865 shares outstanding, basic and on a weighted average of 52,798,013 shares outstanding, diluted in the first half of 2008.

We commenced operations during the fourth quarter of 2007 (December 3, 2007).  Included in this release are our Unaudited Interim consolidated condensed financial statements which include comparisons between the first half of 2008 and 2007.  During the period from the Company’s inception (May 13, 2005) to the date it commenced operations (December 3, 2007), the Company was a development stage enterprise.

The Unaudited Interim consolidated condensed Income Statements, Balance Sheets, and Cash Flow Statements presented herein, include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp. (“Star Maritime”).

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.

On November 27, 2007, Star Maritime obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting the Redomiciliation Merger whereby Star Maritime merged with and into Star Bulk with Star Bulk as the surviving entity.  The Redomiciliation Merger was completed on November 30, 2007 as a result of which each outstanding share of Star Maritime common stock was converted into the right to receive one share of Star Bulk common stock and each outstanding warrant of Star Maritime was assumed by Star Bulk with the same terms and restrictions except that each became exercisable for common stock of Star Bulk. Star Bulk’s common stock and warrants are listed on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively.

First Quarter 2008 Results; Adjustment of Net Income and Earnings Per Share for First Quarter 2008:

In connection with the acquisition of the vessels in the initial fleet, the Company agreed to issue to TMT Co. Ltd. a total of 1,606,962 additional shares of common stock in two equal tranches of 803,481 shares 10 days after the filing of the Company’s Form 20-F in 2008 and 2009 respectively. The company intended to report the issuance of these shares in either the second or third quarter 2008 whenever the issuance of the first tranche would take place. The Company has now concluded that proper treatment US GAAP, is to deem   the additional shares as having been issued for reporting purposes upon the completion of delivery of all vessels in the initial fleet, which occurred in March 2008. Accordingly, the Company has restated its first quarter earnings. Net income and earnings per share for the first quarter of 2008 were reported as $17.8 million and $0.40 respectively. Instead, net income for the first quarter is now adjusted from previously reported $17.8 million to $16.7 million and earnings per share for the same period are adjusted from previously reported $0.40 to $0.37 per share. The resulting change to the first quarter of 2008 also includes an increase in previously reported vessel cost and additional paid-in capital adjustment of $18.9 million. No change in the Company’s dividend policy will be made as a result of this restatement.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased to report our third consecutive profitable quarter since we commenced operations in December 2007. During the second quarter 2008 we acquired two additional vessels, bringing our acquisition total to five vessels since we completed the Redomiciliation Merger. Out of these five vessels we have already taken delivery of four and expect to take delivery of the fifth vessel in September 2008. Also, during the second quarter we agreed to sell our oldest vessel, Star Iota, which once delivered will lower our average age of our fleet to 8.9 years. Following the completion of this sale and purchase activity we will have a fleet of twelve vessels with a cargo capacity of over one million in dwt. Furthermore, our strong balance sheet which is approximately 27% of our debt to fleet value provides us with the ability to look for further fleet growth.

We also declared a dividend of $0.35 per share, our third consecutive quarterly dividend since our inception. I would like to mention that our time charter coverage protects our dividend payment from any market volatility.  The dividend represents approximately 57% of our expected 2008 free cash flow and I would also like to mention that we are not a full payout company.  As having one of the highest dividend yields in the sector we believe it is important to focus on opportunities for further fleet expansion thereby creating long term shareholder value.”

Fleet Employment Profile (As of August 12, 2008)

Currently Star Bulk’s fleet is employed as follows:

Vessel Name	Type	DWT	Year Built	Time Charter Expiry (1)	Time Charter Rate (2)
CAPESIZE FLEET
Star Alpha	Capesize	175,075	1992	Jul 5 - Oct 5, 2009	$47,500
Star Beta	Capesize	174,691	1993	Feb 12 - May 2, 2010	$106,500
Star Sigma	Capesize	184,400	1991	Mar 1 - Mar 31, 2009 Mar 2010 Mar 2011 Mar - Aug 2012	$100,000 $ 69,000 $ 63,000 $ 57,000
SUPRAMAX FLEET
Star Gamma	Supramax	53,098	2002	Jan 4 - Feb 14, 2009 Feb 2010 Feb 2011 Jan -Mar 2012	$28,500 $45,000 $38,000 $31,000
Star Delta	Supramax	52,434	2000	Feb 7 - May 7, 2009	$25,800
Star Epsilon	Supramax	52,402	2001	Dec 15, ’08- Mar 15, ’09 Feb 2014 – May 2014	$25,550 $32,400
Star Zeta	Supramax	52,994	2003	Apr 2011 – Jul 2011	$42,500
Star Theta	Supramax	52,425	2003	April 2 - Jun 16, 2009	$32,500
Star Kappa	Supramax	52,055	2001	Aug 24 - Nov 23, 2010	$47,800
Star Omicron	Supramax	53,489	2005	Feb - May 2011	$43,000
Star Cosmo (3)	Supramax	52,247	2005	Mar 2009 Mar 2010 Mar 2011	$55,900 $41,900 $27,900
VESSELS ACQUIRED – NOT YET DELIVERED
Star Ypsilon (4)	Capesize	150,940	1991	Jul 2009 Jul 2010 Jul 2011	$112,600 $93,300 $74,100
VESSELS HELD FOR SALE
Star Iota (5)	Panamax	78,585	1983	Mar 7 - Apr 17, 2009	$18,000
Grand Total	13	1,184,835

(1)

The date range presented represents the earliest and latest expiration dates allowed under the respective charter party. Charterers have the right to add off-hire days, if any, which occurred during the charter period.

(2)

Represents the gross daily rate.

(3)

Star Cosmo delivered to Star Bulk on July 1, 2008.

(4)

Star Ypsilon is expected to be delivered to Star Bulk in September 2008.

(5)

Star Iota is expected to be delivered to its buyers in September 2008.

We commenced operations during the fourth quarter of 2007 (December 3, 2007) and therefore we are unable to present a meaningful comparison of our first half and/or second quarter of 2008 and 2007 results.

Second Quarter 2008 Results

For the quarter ended June 30, 2008, Voyage Revenues amounted to $59.23 million and Operating Income amounted to $33.20 million.  Net Income for the second quarter of 2008 was $31.57 million representing $0.62 earnings per share calculated on 50,963,213 weighted average number of shares, basic and $0.56 earnings per share calculated on 56,047,237 weighted average number of shares, diluted.

The above Net Income figure includes:

•

Vessel impairment loss of $0.59 million, or $0.01 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Amortization of fair value of below/above market acquired time charters of $17.05 million, or $0.33 and $0.30 per basic and diluted share, respectively, associated with time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue and depreciation expense.

•

Expenses of $0.79 million, or $0.02 and $0.01 per basic and diluted share, respectively, relating to the amortization for the Stock – based compensation recognized for a total 315,000 restricted common shares issued to directors.

Excluding all the above items for the quarter ended June 30, 2008, adjusted Net Income was $15.73 million representing $0.31 earnings per share calculated on 50,963,213 weighted average number of shares, basic and $0.28 earnings per share calculated on 56,047,237 weighted average number of shares, diluted.  Therefore, the effect of the above items on earnings per share would be $0.31 and $0.28 per basic and diluted share, respectively.

EBITDA for the second quarter of 2008 was $45.36 million. Adjusted EBITDA for the same period excluding all the above items was $29.69 million.  Please see later in this release for a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 10.6 vessels were owned and operated during the second quarter of 2008, earning an average Time Charter Equivalent, or TCE rate of $65,097 per day.  Adjusted to exclude the effect of the amortization of below/above market acquired time charters the time charter equivalent rate for the second quarter of 2008 was $46,068.  Please see later in this release for further information regarding our calculation of TCE rate.

First Half 2008 Results

For the first half year ended June 30, 2008, Voyage Revenues amounted to $100.92 million and Operating Income amounted to $50.89 million.  Net Income for the first half of 2008 was $48.29 million representing $1.01 earnings per share calculated on 47,855,865 weighted average number of shares, basic and $0.91 earnings per share calculated on 52,798,013 weighted average number of shares, diluted.

The above Net Income figure includes:

•

Vessel impairment loss of $4.64 million, or $0.10 and $0.09 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Amortization of fair value of below/above market acquired time charters of $34.92 million, or $0.73 and $0.66 per basic and diluted share, respectively, associated with time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue and depreciation expense.

•

Expenses of $2.22 million, or $0.05 and $0.04 per basic and diluted share, respectively, relating to the amortization for the stock – based compensation recognized for a total 315,000 restricted common shares issued to directors.

Excluding all the above items for the half year ended June 30, 2008, adjusted Net Income was $20.24 million representing $0.42 earnings per share calculated on 47,855,865 weighted average number of shares, basic and $0.38 earnings per share calculated on 52,798,013 weighted average number of shares, diluted.  Therefore, the effect of the above items on earnings per share would be $0.59 and $0.53 per basic and diluted share, respectively.

EBITDA for the first half of 2008 was $71.90 million. Adjusted EBITDA for the same period excluding all the above items was $43.85 million.  Please see later in this release for a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 9.4 vessels were owned and operated during the second quarter of 2008, earning an average Time Charter Equivalent, or TCE rate of $64,378 per day.  Adjusted to exclude the effect of the amortization of below/above market acquired time charters the time charter equivalent rate for the second quarter of 2008 was $41,747.  Please see later in this release for further information regarding our calculation of TCE rate.

Dry-docking related expenses

During the first quarter of 2008, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period until a ship’s next scheduled dry-docking, to the direct expense method, under which we will expense all dry-docking costs as incurred. We view this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed to determine which costs related to dry-docking activities should be deferred and amortized over a future period.

During the second quarter and first half of 2008 dry-docking costs amounted $3.60 million and $6.40 million, respectively.

Fleet Developments

Vessel delivery

On July 1, 2008, the Company took delivery of the Supramax dry bulk carrier vessel Star Cosmo.

Financing activities

On, July 1, 2008 the Company concluded a loan agreement of up to $35 million with Piraeus Bank A.E. in order to partly finance the acquisition cost of vessel Star Cosmo.  The full amount of the loan was drawn down, on same date.  The loan bears interest at Libor plus a margin and will be repaid in twenty-four quarterly installments through July 2014.

Summary of Selected Data

(TCE rate in Dollars in thousands)
	Three months Ended	Six months Ended
	June 30, 2008	June 30, 2008
Average number of vessels(1)	10.6	9.4
Number of vessels	11	11
Average age of operational fleet (in years) (2)	10.4	10.4
Ownership days (3)	965	1,702
Available days (4)	911	1,573
Voyage days for fleet (5)	896	1,543
Fleet Utilization (6)	93%	91%
Time charter equivalent rate(7)	65,097	64,378

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at June 30, 2008.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period and takes into account the dry-docking periods.

(7) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

During the six months ended June 30, 2008, our fleet utilization was significantly affected by the dry-docking of the three vessels, Star Beta, Star Iota and Star Theta, which resulted in 130 off-hire days.  If days associated with these dry-dockings were excluded from the above table, fleet utilization would amount to approximately 99% and 98% for second quarter and first half 2008, respectively.

TCE rate and adjusted TCE rate

Star Bulk Carriers Corp. included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because the Company believes that it presents useful information to investors.

The Company excluded amortization of fair value of above/below market acquired time charter agreements,  to derive the adjusted TCE rate.

The following table reflects the calculation of our TCE rates and adjusted TCE rates as reflected in the unaudited interim consolidated condensed income statements for the three and six month periods ended June 30, 2008:

	Three months Ended	Six months Ended
(Dollars in thousands)
	June 30, 2008	June 30, 2008

Voyage revenues	59,226	100,921
Voyage expenses	(899)	(1,585)

Time Charter equivalent revenues	58,327	99,336

Total voyage days for fleet	896	1,543

Time charter equivalent (TCE) rate	65,097	64,378

Voyage revenues	59,226	100,921
Less:
Amortization of fair value of above/below market acquired time charter agreements	(17,050)	(34,920)
Voyage expenses	(899)	(1,585)

Adjusted Time Charter equivalent revenues	41,277	64,416

Total voyage days for fleet	896	1,543

Adjusted Time charter equivalent (TCE) rate	46,068	41,747

Dividend Payments

On July 29, 2008, the Company declared dividend of $0.35 per share payable on or about August 18, 2008, to the stockholders of record as of August 8, 2008.

EBITDA and adjusted EBITDA Reconciliation

Star Bulk Carriers Corp. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by our lenders as a measure of our compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization expense associated with above/below market acquired time charter associated with time charters attached to vessels acquired, the vessel impairment loss and expenses relating to the amortization of Stock – based compensation recognized to derive the adjusted EBITDA rate.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Dollars in thousands)	Three months Ended	Six months Ended
	June 30, 2008	June 30, 2008

Net cash provided by operating activities	30,776	47,594
Net increase (decrease) in current assets	183	1,882
Net decrease in current liabilities, excluding currrent portion of long term debt	(2,816)	(8,038)
Amortization of fair value of above/below market acquired time charter agreements	17,050	34,920
Amortization of deferred Finance fees	(64)	(81)
Vessel impairment loss	(588)	(4,642)
Equity Incentive plan compensation expenses	(789)	(2,222)
Other non-cash	(16)	(74)
Net Interest expense	1,624	2,563

EBITDA	45,360	71,902

Less:
Amortization of fair value of above/below market acquired time charter agreements	(17,050)	(34,920)
Plus:
Stock – based compensation	789	2,222
Vessel impairment loss	588	4,642
Adjusted EBITDA	29,687	43,846

Financial Statements

The Unaudited Interim Consolidated Condensed Income Statements, Balance Sheets, and Cash Flow Statements include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp.

Income Statements

The following are Star Bulk Carriers Corp.’s Unaudited Interim Consolidated Condensed Income Statements for the three and the six month periods ended June 30, 2007 and 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)
	3-month period ended June 30, 2007	6-month period ended June 30, 2007	3-month period ended June 30, 2008	6-month period ended June 30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES:
Voyage revenues	-	-	59,226	100,921

Voyage expenses	-	-	899	1,585
Vessel operating expenses	-	-	5,781	10,333
Drydocking expenses	-	-	3,598	6,392
Depreciation	1	1	12,166	21,046
Management fees	-	-	340	590
Vessel impairment loss	-	-	588	4,642
General and administrative expenses	608	1,456	2,657	5,444
Operating (loss) income	(609)	(1,457)	33,197	50,889

Interest and finance costs	-	-	(1,904)	(3,242)
Interest income	1,188	2,311	280	679
Other	-	-	(4)	(33)
Total other income (expenses), net	1,188	2,311	(1,628)	(2,596)

Net income	579	854	31,569	48,293

Earnings per share, basic	0.02	0.03	0.62	1.01
Earnings per share, diluted	0.02	0.03	0.56	0.91

Weighted average number of shares outstanding, basic	29,026,924	29,026,924	50,963,213	47,855,865
Weighted average number of shares outstanding, diluted	29,026,924	29,026,924	56,047,237	52,798,013

  Balance Sheet

The following are Star Bulk Carriers Corp.’s unaudited Consolidated Condensed Balance Sheets as at December 31, 2007 and June 30, 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31,	June 30,
	2007	2008
	(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	18,985	38,043
Trade accounts receivable, net	-	40
Inventories	598	804
Prepaid expenses and other receivables	299	830
Due from managers	-	1,045
Vessel held-for-sale	-	15,562
Total Current Assets	19,882	56,324

FIXED ASSETS
Advances for vessels to be acquired	118,242	15,611
Vessels and other fixed assets, net	262,946	704,459
Total Fixed Assets	381,188	720,070

OTHER NON-CURRENT ASSETS
Deferred finance charges	600	1,029
Due from managers	120	180
Fair value of above market acquired time charter agreements	1,952	1,585
Restricted cash	-	11,010
TOTAL ASSETS	403,742	790,198

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short term loan	-	22,000
Accounts payable	168	1,636
Due to related party	480	1,262
Due to managers	-	168
Accrued liabilities	1,493	3,136
Deferred revenue	916	4,293
Total Current Liabilities	3,057	32,495

NON-CURRENT LIABILITIES
Long term debt	-	183,000
Fair value of below market acquired time charter agreements	25,307	65,264
Other non-current liabilities	-	74
Total Non-current Liabilities	25,307	248,338

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2007 and June 30, 2008	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized; 42,516,433 and 54,532,989 shares issued and outstanding at December 31, 2007 and June 30, 2008, respectively	425	545
Additional paid in capital	368,454	477,472
Retained earnings	6,499	31,348
Total Stockholders' Equity	375,378	509,365
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	403,742	790,198

Cash flow Statements

The following are Star Bulk Carriers Corp.’s Unaudited Interim Consolidated Condensed Cash Flow Statements for the six month periods ended June 30, 2007 and 2008:

(Expressed in thousands of U.S. dollars)
	Six months Ended June 30,
	2007	2008
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	854	48,293
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	1	21,046
Amortization of fair value of above market acquired time charter agreements	-	367
Amortization of fair value of below market acquired time charter agreements	-	(35,286)
Amortization of deferred finance charges	-	81
Vessel impairment loss	-	4,642
Stock – based compensation	-	2,222
Other non cash charges	-	74
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Value of trust account	(3,169)	-
Trade accounts receivable	-	(40)
Inventories	-	(206)
Prepaid expenses and other receivables	27	(531)
Due from managers	-	(1,105)
Increase/(Decrease) in:
Accounts payable	(129)	1,468
Due to related party	-	782
Accrued liabilities	-	2,295
Due to managers	-	168
Income taxes payable	(207)	-
Deferred interest	1,129	-
Deferred revenue	-	3,377
Net cash provided by/(used in) Operating Activities	(1,494)	47,647

Cash Flows from Investing Activities:
Advances for vessels to be acquired	-	(15,611)
Additions to vessel cost and office equipment	(4)	(270,385)
Increase in restricted cash	-	(11,010)
Net cash used in Investing Activities	(4)	(297,006)

Cash Flows from Financing Activities:
Proceeds from bank loan	-	213,500
Bank loan repayment	-	(8,500)
Proceeds from exercise of warrants	-	94,029
Repurchase of shares and warrants	-	(6,059)
Financing costs paid	-	(1,110)
Cash dividend	-	(23,443)
Net cash provided by Financing Activities	-	268,417

Net increase/(decrease) in cash and cash equivalents	(1,498)	19,058
Cash and cash equivalents at beginning of period	2,118	18,985
Cash and cash equivalents at end of period	620	38,043
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments	-	2,548
Non-cash items:
Issue of common stock at fair value for delivery of vessels		18,946
Fair value of below market acquired time charter agreements	-	75,244

Other Developments

Star Bulk also announced today that a TMT Co. Ltd., an indirect shareholder of Star Bulk through its nominee (F5 Capital), has alleged that it has suffered unspecified damages arising from an alleged breach by Star Bulk of a purported obligation under the Master Agreement dated as of January 12, 2007 (the “Master Agreement”) to maintain a registration statement in effect so as to permit TMT to sell its Star Bulk shares freely on the open market.  Among other things, TMT demanded that Star Bulk repurchase approximately 3.8 million shares (the “Shares”) from TMT at a share price of $14.04 per share, which was the closing price of Star Bulk shares on Nasdaq on June 2, 2008.

Star Bulk denied that it has any such obligation under the Master Agreement and has been discussing the matter with TMT.

Star Bulk denies liability and would vigorously contest any claims that might be brought by TMT.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "StarBulk".

A replay of the conference call will be available until August 20, 2008. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number (+44) (0) 1452 55 00 00 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers, plus definitive agreements to acquire one Capesize dry bulk carrier and sell its Panamax dry bulk carrier. The total fleet consists of four Capesize, one Panamax and eight Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 1,184,835 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

www.capitallink.com

STAR BULK CARRIERS CORP.

(Registrant)

Dated August 12, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President